Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including those described under “—Cautionary Statement Regarding Forward-Looking Statements” below and in the section entitled “Risk Factors” in the prospectus contained in JBS S.A.’s Registration Statement on Form F-4, effective as of July 24, 2023 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-272099), and other issues discussed herein.

This MD&A should be read in conjunction with, and is qualified in its entirety by reference to: (1) JBS S.A.’s unaudited condensed consolidated interim financial information as of September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022, and the related notes thereto (“JBS S.A.’s unaudited interim financial statements”), furnished to the United States Securities and Exchange Commission (the “SEC”), as part of the current report on Form 6-K to which this MD&A is attached as an exhibit (the “Form 6-K”); (2) JBS S.A.’s audited consolidated financial statements as of December 31, 2022 and 2021 and January 1, 2021 and for each of the years in the three-year period ended December 31, 2022, and the related notes thereto (“JBS S.A.’s audited financial statements” and, together with JBS S.A.’s unaudited interim financial statements, “JBS S.A.’s financial statements”), which are included in the Prospectus; and (3) the information presented under the sections of the Prospectus entitled “Presentation of Financial and Other Information” and “Summary—Summary Historical Financial Data.”

JBS S.A.’s audited financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board (IASB). JBS S.A.’s unaudited interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the IASB.

Except where the context otherwise requires, in this MD&A:

●	“JBS Group,” “we,” “our,” “us,” “our company” or like terms refer to JBS S.A. and its consolidated subsidiaries.

●	“JBS S.A.” refers to JBS S.A., a Brazilian corporation (sociedade anônima).

●	“JBS USA” refers to JBS USA Lux S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of Luxembourg, with its registered address at 21, Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and companies Register (Registre de Commerce et des Sociétés) under number B203443. JBS USA is a wholly-owned subsidiary of JBS S.A.

●	PPC” refers to Pilgrim’s Pride Corporation, a Delaware corporation. JBS S.A. beneficially owns approximately 82.5% of PPC’s outstanding common stock.

●	“Seara” refers to Seara Alimentos Ltda., a Brazilian limited liability company (sociedade limitada). Seara and its subsidiaries produce poultry, pork and processed foods in Brazil. Seara is an indirect wholly-owned subsidiary of JBS S.A.

Overview

We are the largest protein company and the largest food company in the world in terms of net revenue for the year ended December 31, 2022, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was US$53.5 billion and US$54.9 billion for the nine-month periods ended September 30, 2023 and 2022, respectively, and US$72.6 billion, US$65.0 billion and US$52.3 billion for the years ended December 31, 2022, 2021 and 2020, respectively. We recorded a net loss of US$0.2 billion for the nine-month period ended September 30, 2023, compared to a net income of US$2.7 billion for the nine-month period ended September 30, 2022. Our net income was US$3.1 billion, US$3.8 billion and US$0.6 billion for the years ended December 31, 2022, 2021 and 2020, respectively. Our Adjusted EBITDA was US$2.4 billion and US$5.9 billion for the nine-month periods ended September 30, 2023 and 2022, respectively, and US$6.7 billion, US$8.5 billion and US$5.6 billion for the years ended December 31, 2022, 2021 and 2020, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 335,000 customers worldwide in approximately 180 countries on six continents.

As of September 30, 2023, we were:

●	the #1 global beef producer in terms of capacity, according to Nebraska Public Media, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 75,000 heads of cattle;

●	the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.9 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

●	the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 139,300 hogs according to WATT Poultry;

●	a leading lamb producer in terms of capacity, according to Levante, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 23,500 heads;

●	a regional leading fish producer in terms of capacity, according to FORBES, with operations in Australia and an aggregate daily processing capacity of approximately 217 tons; and

●	a significant global producer of value-added and branded meat products.

We primarily sell protein products, which include fresh and frozen cuts of beef, pork, lamb, fish, whole chickens and chicken parts, to retailers (such as supermarkets, club stores and other retail distributors), and foodservice companies (such as restaurants, hotels, foodservice distributors and additional processors). Our food products are marketed under a variety of national and regional brands, including: in North America, “Swift,” “Just Bare,” “Pilgrim’s Pride,” “1855,” “Gold Kist Farms,” “Del Dia,” “Northern Gold” and “Canadian Diamond” and premium brand “Sunnyvalley”; in Brazil, “Swift,” “Seara,” “Friboi, “Maturatta,” “Reserva Friboi,” “Seara Da Granja,” “Seara Nature,” “Massa Leve,” “Marba,” “Doriana,” “Delícia,” “Primor,” “Delicata,” “Incrível,” “Rezende,” “LeBon,” “Frango Caipira Nhô Bento,” “Seara Turma da Mônica,” and premium brands “1953,” “Seara Gourmet,” “Hans” and “Eder”; in Australia, “Great Southern” and “AMH”; and in Europe, “Moy Park” and “O’Kane.” We also produce value-added and branded products marketed, primarily under our portfolio of widely recognized consumer brands in some of our key markets, including “Seara” in Brazil, “Primo,” “Rivalea” and “Huon” in Australia and “Beehive” in New Zealand.

We are geographically diversified. In the nine-month periods ended September 30, 2023 and 2022 and in the year ended December 31, 2022, we generated 74.9%, 73.2% and 73.6%, respectively, of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 25.1%, 26.8% and 26.4%, respectively, of our net revenue represented export sales. The United States, Brazil and Australia are leading exporters of protein to many fast-growing markets, including Asia, Africa and the Middle East. Asia represented 54.4%, 56.6% and 55.8% of our net revenue from export sales in the nine-month periods ended September 30, 2023 and 2022 and in the year ended December 31, 2022, respectively, primarily from sales in China, Japan and South Korea. Africa and the Middle East collectively represented 12.1%, 13.2% and 12.3% of our net revenue from export sales in the nine-month periods ended September 30, 2023 and 2022 and in the year ended December 31, 2022, respectively.

Reportable Segments

Our management has defined our operating segments based on the reports that are used to make strategic decisions, analyzed by our chief operating decision maker, who is our chief executive officer. We operate in the following seven reportable business segments: (1) Brazil; (2) Seara; (3) Beef North America; (4) Pork USA; (5) Pilgrim’s Pride; (6) Australia; and (7) Others. For additional information, see note 23 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 26 to JBS S.A.’s audited financial statements included in the Prospectus and “Information about JBS S.A.—Description of Business Segments” in the Prospectus. Each segment’s operating performance is evaluated by our chief operating decision maker based on Adjusted EBITDA. See “—Reconciliation of Adjusted EBITDA” below for more information about Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net income (loss).

Description of Main Consolidated Statement of Income Line Items

Net Revenue

The vast majority of our net revenue is derived from contracts which are based upon a customer ordering our products. Net revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer. We account for a contract, which may be verbal or written, when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and collectability is probable. While there may be master agreements, the contract is only established when the customer’s order is accepted by us.

We evaluate the transaction for distinct performance obligations, which are the sale of our products to customers. Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which depicts the transfer of control and recognition of net revenue. There are instances of customer pick-up at our facility, in which case control transfers to the customer at that point and we recognize net revenue. Our performance obligations are typically fulfilled within days to weeks of the acceptance of the order.

The measurability of the transaction price can be impacted by variable consideration (i.e., discounts, rebates, incentives and the customer’s right to return products). Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative net revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This is usually at the point of dispatch or on delivery of the products. This varies from customer to customer according to the terms of sale. However, due to the nature of our business, there is minimal variable consideration.

Allocating the transaction price to a specific performance obligation based upon the relative standalone selling prices includes estimating the standalone selling prices including discounts and variable consideration.

Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer. Shipping and handling costs are recorded within cost of sales. We can incur incremental costs to obtain or fulfill a contract, such as payment of commissions, which are not expected to be recovered. The amortization period for such expenses is less than one year; therefore, the costs are expensed as incurred and included in deductions from sales.

We receive payments from customers based on terms established with the customer. Payments are typically due within seven days of delivery for domestic accounts and 30 days for international accounts. Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when we have an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. We recognize net revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the statement of financial position.

We disaggregate our net revenues by (i) domestic sales, which refer to sales within each geographical location and; (ii) export sales, which refer to sales outside of each geographical location.

We also disaggregate our net revenues between Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others to align with our segment presentation in note 20 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 26 to JBS S.A.’s audited financial statements included in the Prospectus.

Net revenue by significant category are as follows:

	For the nine-month period ended September 30,
	2023	2022
	(in millions of US$)
Domestic sales	40,051.2	40,226.2
Export sales	13,417.9	14,718.5
Net revenue	53,469.0	54,944.7

We break down our net revenue amongst our seven segments as set forth below.

●	Net Revenue from Sales of Brazil. This segment includes all of our operating activities in Brazil, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

●	Net Revenue from Sales of Seara. This segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

●	Net Revenue from Sales of Beef North America. This segment includes JBS USA’s beef processing operations in North America and the plant-based businesses. This segment also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera Topholding BV produces and sells plant-based protein products in Europe.

●	Net Revenue from Sales of Pork USA. This segment includes JBS USA’s pork operations, including Swift Prepared Foods. Net revenues are generated from the sale of products predominantly to retailers of fresh pork, including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, net revenues are generated from the sale of case ready products, including the recently acquired TriOak Foods business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS USA will source live hogs for its pork processing operations.

●	Net Revenue from Sales of Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, including Moy Park Holdings (Europe) Ltd., Tulip Limited, Pilgrim’s Food Masters (“PFM”), PPL and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates net revenue from the sale of prepared pork products through PPL. The segment includes PFM, and generates net revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

●	Net Revenue from Sales of Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef net revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb and pork, with the recently acquired Rivalea Holdings Pty Ltd, and fish, with the recently acquired Huon Aquaculture Group Ltd, processing facilities in Australia and New Zealand. JBS Australia also generates net revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

●	Net Revenue from Sales of Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as international leather operations and other operations in Europe.

Cost of Sales

A significant portion of our cost of sales consists of raw materials, primarily biological assets and feed ingredients. We incur costs to (1) purchase livestock (cattle, hogs and lamb) ready for slaughter in the production of beef, pork and lamb products and (2) feed live animals (chickens, hogs and fish) for breeding and slaughter in the production of chicken, pork and fish products in our vertically-integrated operations. Raw materials costs are generally influenced by fluctuations in prices to purchase (i) livestock in the spot market or under contracts and (ii) feed ingredients, primarily corn and soy meal, which are the main feed ingredients required in our vertically integrated operations. In addition to purchasing livestock and feed ingredients, our cost of sales also consists of other production costs (including packaging and other raw materials) and labor. The key drivers of costs by segment are as follows:

●	Brazil. In Brazil we generally purchase cattle livestock in the spot market transactions or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our Brazil operations are impacted primarily by grass-fed cattle supply. Reductions in the breeding herds can affect supply, and thus costs, over a period of years.

●	Seara. Our vertically-integrated chicken and pork operations are impacted primarily by fluctuations in the price of feed ingredients.

●	Beef North America. We generally purchase cattle livestock in the spot market or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our beef operations are impacted primarily by fed cattle supply. Our beef business is directly affected by fluctuations in the spot market based on available supply and indirectly influenced by fluctuations in the price of feed ingredients.

●	Pork USA. In North America, we generally purchase pork livestock in the spot market or under contracts that fluctuate with market conditions and we raise approximately 25% of our hogs. Our pork business is directly affected by fluctuations in the price of feed ingredients.

●	Pilgrim’s Pride. Our vertically-integrated chicken operations are impacted primarily by fluctuations in the price of feed ingredients.

●	Australia. Our Australian beef operations are impacted primarily by grass-fed cattle supply, in addition to fish ingredients and hog prices.

●	Others. Includes certain costs and expenses related to our operations not directly attributable to the primary segments, such as certain of our corporate expenses and our costs and expenses related to our international leather operations and other operations in Europe.

Adjusted EBITDA

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below under “—Reconciliation of Adjusted EBITDA”: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity accounted investees, net of tax; exclusion of expenses with antitrust agreements; exclusion of donations and social programs expenses; exclusion of impairment of assets; exclusion of expenses from restructuring; and exclusion of certain other income (expenses).

Operating Expenses

Our operating expenses consists primarily of:

●	General and Administrative Expenses. This line item primarily includes expenses relating to corporate payroll, utilities and maintenance of our corporate offices and headquarters.

●	Selling Expenses. This line item includes expenses relating to advertising, freights, payment of commissions and salaries to members of our sales team and allowances for doubtful accounts.

Net Finance Expense

Net finance expense includes expenses relating to interest incurred on our indebtedness, interest income, gains and losses related to our net exposure to foreign currencies and fair value adjustments from financing and commodity-related derivative transactions.

Items Affecting Comparability of Financial Results

Acquisitions

We have a track record of acquiring and integrating operations. Through strategic acquisitions, we have created a diversified global platform and our net revenues have increased significantly, in part, due to our acquisitions. Since 2020, we have entered into several acquisitions, including primarily: (1) JBS USA’s acquisition of TriOak Foods, an American pork producer and grain marketer, which closed on December 2, 2022; (2) JBS Australia’s acquisition of Rivalea Holdings Pty Ltd and Oxdale Dairy Enterprise Pty Ltd., a hog breeding and processing business in Australia, which closed on January 4, 2022; (3) JBS USA’s acquisition of Sunnyvalley Smoked Meats, Inc., a producer of a variety of smoked bacon, ham and turkey products for sale to retail and wholesale consumers under the Sunnyvalley brand, which closed on December 1, 2021; (4) JBS USA’s acquisition of Huon Aquaculture Group Ltd, an Australian salmon aquaculture business, which closed on November 17, 2021; (5) PPC’s acquisition of the specialty meats and ready meals businesses of Pilgrim’s Food Masters (formerly Kerry Group plc), including the specialty meats and ready meals businesses that manufacture branded and private label meats, meat snacks and food-to-go products in the United Kingdom and Ireland and an ethnic chilled and frozen ready meals business in the United Kingdom, which closed on September 24, 2021; (6) JBS USA’s acquisition of the business of Vivera Topholding BV, a manufacturer of plant-based food products in Europe, which closed on June 17, 2021; (7) JBS USA’s acquisition of Empire Packing Company, L.P.’s case ready production facilities and Ledbetter branded retail products, which closed on April 6, 2020; and (8) Seara’s acquisition of Bunge Alimentos’ margarine and mayonnaise businesses in Brazil, which closed on November 30, 2020.

Revenues, expenses and cash flows of acquired businesses are recorded for transactions consummated commencing after the closing date of the business acquired.

Currency

As a global company, our results of operations and financial condition have been, and will continue to be, exposed to foreign currency exchange rate fluctuations. The financial statements of each entity included in the consolidation are prepared using the functional currency of the main economic environment it operates.

Any depreciation or appreciation of the foreign currency exchange rate compared to an entity´s functional currency may impact our revenues, costs and expenses causing a monetary increase or decrease, provided that the other variables remain unchanged. In addition, a portion of our loans and financings is denominated in foreign currencies (foreign currency indicates loans denominated in a different currency from an entity´s functional currency). For this reason, any movement of the currency exchange rate compared to an entity´s functional currency may significantly increase or decrease our finance expense and our current and non-current loans and financings. Additionally, the results and financial position of all entities with a functional currency different from our functional currency (Brazilian real) have been translated to Brazilian real and then translated from the functional currency (Brazilian real) into the Group’s presentation currency (U.S. dollar).

Our risk management department enters into derivative instruments previously approved by our board of directors to protect financial assets and liabilities and future cash flow from commercial activities and net investments in foreign operations. Our board of directors has approved financial instruments to hedge our exposure to loans, investments, cash flows from interest payments, export estimate, acquisition of raw material, and other transactions, whenever they are quoted in currencies different than our or our subsidiaries’ functional currency. The primary exposures to exchange rate risk are in U.S. dollars, euros, British pounds, Mexican pesos and Australian dollars.

Principal Factors Affecting our Financial Condition and Results of Operations

Our results of operations have been influenced and will continue to be influenced by a variety of factors. In addition to the factors discussed below, factors that impact the results of our operations include outbreaks of livestock and poultry disease, product contamination or recalls, our ability to implement our business plan and the level of demand for our products in the countries in which we operate. Demand for our products in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and interest rates.

Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia Segments

We operate globally and during the regular course of our operations are exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in our North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others.

Our risk management department is responsible for mapping our exposure to commodity prices and proposing strategies to our risk management committee in order to mitigate such exposure. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we enter into forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

In addition to the above, our risk management department monitors a number of other metrics and indicators that affect our operations in our Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia segments, including the following:

●	production volume;

●	plant capacity utilization;

●	sales volume;

●	selling prices;

●	customer demand and preferences (see “Risk Factors—Risks relating to our Business and Industries—Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business” in the Prospectus);

●	commodity futures prices for livestock (see “Risk Factors—Risks relating to our Business and Industries—Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients” in the Prospectus);

●	the spread between livestock prices and selling prices for finished goods;

●	utility prices and trends;

●	livestock availability;

●	production yield;

●	seasonality;

●	the economy performance of the countries where we sell our products;

●	competition and industry consolidation;

●	taxation;

●	perceived value of our brands;

●	currency exchange rate fluctuations (see “Risk Factors—Risks relating to our business and the beef, pork and chicken industries—Our exports pose special risks to our business and operations” in the Prospectus); and

●	trade barriers, exchange controls and political risk and other risks associated with export and foreign operations (see “Risk Factors—Risks relating to our business and the beef, pork and chicken industries—Our exports pose special risks to our business and operations” in the Prospectus).

Effects of the variation of prices for the purchase of raw materials on our costs of goods sold

Our principal raw materials are livestock and feed ingredients for our chicken, pork and fish operations. Raw materials accounted for a majority of the total cost of products sold during the nine-month period ended September 30, 2023 and the year ended December 31, 2022. Changes in the price of cattle, pork and feed ingredients have a direct impact on operating costs and are based on factors beyond our management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others. We seek to hedge the price paid for cattle purchased through financial instruments in order to attempt to protect ourselves from price variations between their date of the purchase and their date of the delivery. Our risk management department is responsible for mapping the exposures to commodity prices of the JBS Group and proposing strategies to our risk management committee, in order to mitigate such exposures. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we participate in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

The price of cattle, pork and feed ingredients in the domestic markets has significantly fluctuated in the past, and we believe that it will continue to fluctuate over the next few years. Any increase in the price of cattle, pork and feed ingredients and, consequently, production costs may adversely impact our gross margins and our results of operations if we are not able to pass these price increases to our clients. Conversely, any decrease in the price of cattle, pork and feed ingredients and, consequently, our production costs, may positively impact our gross margins and our results of operations.

Effect of level of indebtedness and interest rates

As of September 30, 2023, our total outstanding indebtedness was US$21,589.9 million, consisting of US$1,845.1 million of current loans and financings and US$19,744.9 million of non-current loans and financings, representing 64.0% of our total liabilities, which totaled US$33,748.0 million as of September 30, 2023.

As of December 31, 2022, our total outstanding indebtedness was US$17,700.1 million, consisting of US$1,577.0 million of current loans and financings and US$16,123.1 million of non-current loans and financings, representing 58.3% of our total liabilities, which totaled US$30,339.4 million as of December 31, 2022.

The interest rates that we pay on our indebtedness depend on a variety of factors, including local and international interest rates and risk assessments of our company, our industry and the global economies.

Fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues

Domestic market prices for fresh and processed products are generally determined in accordance with market conditions. These prices are also affected by the additional markup that retailers charge end consumers. We have negotiated these margins with each network of retailers and depending on the network, with each store individually.

Effects of fluctuations in export prices of fresh and processed products on operating revenues

Fluctuations in export prices of our raw and processed products can significantly affect our net operating income. The prices of fresh and processed products that we charge in domestic and export markets have fluctuated significantly in recent years, and we believe that these prices will continue to fluctuate in the future.

Effects of fluctuations in foreign exchange rates currencies

As our presentation currency is the U.S. dollars and some of our entities have other currencies as their functional currency (for example the Brazilian real), all else being equal, any strengthening of the U.S. dollar against these currencies will reduce the revenues and expenses of these entities, whereas any depreciation of the U.S. dollar against these currencies will increase their revenues and expenses.

For further information on our presentation currency, functional currencies and translation of foreign currencies see “—Items Affecting Comparability of Financial Results—Currency” above.

Impacts from Russia-Ukraine and Israel-Hamas conflicts

The Russia-Ukraine war began in February 2022. The impact of the ongoing war and sanctions has not been limited to businesses that operate in Russia and Ukraine and has negatively impacted and will likely continue to negatively impact other global economic markets including where we operate. The impacts have included and may continue to include, but are not limited to, higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains. The conflict has disrupted shipments of grains, vegetable oils, fertilizer and energy products. Russia’s recent suspension of the Black Sea Grain Initiative, which allowed Ukraine to export grain and other food items, will likely further exacerbate rising food prices and supply chain issues if not reinstated.

The impact on the agriculture markets falls into two main categories: (1) the effect on Ukrainian crop production, as the region is key in global grain production; and (2) the duration of the disruption in trade flows. Safety and financing concerns in the region are restricting export execution, which is in turn forcing grain and oil demand to find alternative supply. The duration of the war and related volatility makes global markets extremely sensitive to growing-season weather in other global grain producing regions and has led to a large risk premium in futures prices. The continued volatility in the global markets as a result of the war has adversely impacted our costs by driving up prices, raising inflation and increasing pressure on the supply of feed ingredients and energy products throughout the global markets. In the second quarter of 2023, Ukraine grain export volumes continued to recover, but still remain below pre-war volumes. Their supply constraints did not have a material impact on our costs during the second quarter. However, if the Black Sea Grain Initiative remains suspended, supply constraints may worsen materially.

In addition, the U.S. government and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia, Belarus and interests therein and threatened additional sanctions and controls. Our business may be impacted by the increase in energy prices and the availability of energy. The impact of these measures, now and in the future, could adversely affect our business, supply chain or customers. See “Risk Factors—Risks Relating to the Markets in Which We Operate—Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action” in the Prospectus for additional information.

Moreover, on October 7, 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. Escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect the international trade, our business, results of operations, financial condition and cash flows. Although we do not have manufacturing operations in the affected regions, we are monitoring the development and unfolding of the situation and its potential effects on our sector and operations. As of the date of this MD&A, no significant impacts have been measured.

Impact of Inflation

Most of the countries and regions in which we operate, including the United States, Brazil, Australia, Mexico and Europe, are currently experiencing pronounced inflation. None of the locations in which we operate are experiencing hyperinflation. All segments experienced inflation in operating costs, especially in labor, freight and transportation and certain materials.. We also continue to focus on operational initiatives that aim to deliver labor efficiencies, with improved agricultural performance and yields.

For more information about the risks of inflation on our operations, see “Risk Factors—Risks Relating to the Markets in Which We Operate—Deterioration of global economic conditions could adversely affect our business”, “—We are exposed to emerging and developing country risks,” —The Brazilian government exercises, and will continue to exercise, significant influence over the Brazilian economy. These influences, as well as the political and economic conditions of the country, could negatively affect our activities” and “—Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action” in the Prospectus.

Overview of Results

We recorded a net loss of US$173.7 million for the nine-month period ended September 30, 2023, compared to a net income of US$2,722.2 million for the nine-month period ended September 30, 2022.

Summary of Results

Nine-month Period Ended September 30, 2023 Compared to the Nine-month Period Ended September 30, 2022

	For the nine-month period ended September 30,
	2023	2022	% Change

	(in millions of US$)

Consolidated statement of income:
Net revenue	53,469.0	54,944.7	(2.7)%
Cost of sales	(47,741.7)	(45,434.6)	5.1%
Gross profit	5,727.4	9,510.1	(39.8)%
Selling expenses	(3,387.7)	(3,480.7)	(2.7)%
General and administrative expenses	(1,620.6)	(1,756.6)	(7.7)%
Other income	115.0	93.8	22.6%
Other expenses	(108.5)	(54.5)	99.2%
Net operating expenses	(5,001.8)	(5,198.0)	(3.8)%
Operating profit	725.6	4,312.1	(83.2)%
Finance income	343.1	743.0	(53.8)%
Finance expense	(1,356.0)	(1,578.7)	(14.1)%
Net finance expense	(1,012.9)	(835.7)	21.2%
Share of profit of equity-accounted investees, net of tax	9.8	10.0	(2.0)%
Profit (loss) before taxes	(277.5)	3,486.3	n.m.
Current income taxes	(136.7)	(954.5)	(85.7)%
Deferred income taxes	240.5	190.4	26.3%
Total income taxes	103.8	(764.1)	n.m.
Net income (loss)	(173.7)	2,722.2	n.m.

n.m. = not meaningful.

Consolidated Results of Operations

Net Income (Loss)

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Net income (loss)	(173.7)	2,722.2	(2,895.9)	n.m.
Net margin (net income as percentage of net revenue)	(0.3)%	5.0%	(5.3) p.p.	—

n.m. = not meaningful.

For the reasons described below, we recorded a loss of US$173.7 million for the nine–month period ended September 30, 2023, compared to a net income of US$2,722.2 million for the nine–month period ended September 30, 2022. The net margin was (0.3)% for the nine–month period ended September 30, 2023, compared to 5.0% for the nine–month period ended September 30, 2022.

Net Revenue

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	53,469.0	54,944.7	(1,475.7)	(2.7)%

Our net revenue decreased by US$1,475.7 million, or 2.7%, in the nine-month period ended September 30, 2023, as compared to the comparative period in 2022. Our net revenue was negatively impacted by a 3.9% decrease in average sales prices in all segments. This decrease was partially offset by an overall 1.3% increase in our sales volumes. For more information, see “—Segment Results” below.

Cost of Sales

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Cost of sales	(47,741.7)	(45,434.6)	(2,307.1)	5.1%
Gross profit	5,727.4	9,510.1	(3,782.7)	(39.8)%
Cost of sales as percentage of net revenue	89.3%	82.7%	6.6 p.p.	—

Our cost of sales increased by US$2,307.1 million, or 5.1%, in the nine-month period ended September 30, 2023, as compared to the comparative period in 2022, primarily due to: (1) an increase in operating costs to US$47,741.7 million in the nine-month period ended September 30, 2023 from US$45,434.6 million in the comparative period in 2022 primarily resulting from (i) a 4.6% increase in the cost of raw materials and production inputs due to increases in livestock and grain prices in certain regions where we operate which were impacted by lower availability of cattle and inflation; and (ii) a 6.9% increase in labor costs to US$5,552.4 million in the nine-month period ended September 30, 2023 from US$5,193.7 million in the comparative period in 2022 primarily due to increases in wages.

Selling Expenses

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Selling expenses	(3,387.7)	(3,480.7)	93.1	(2.7)%
Selling expenses as percentage of net revenue	6.3%	6.3%	—.	—

Our selling expenses decreased by US$93.1 million, or 2.7%, in the nine-month period ended September 30, 2023, as compared to the comparative period in 2022, mainly due to a 3.6% decrease in freight and selling expenses to US$2,804.0 million in the nine-month period ended September 30, 2023 from US$2,948.9 million in the comparative period in 2022 primarily as a result of a decrease in sea freight prices.

General and Administrative Expenses

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

General and administrative expenses	(1,620.6)	(1,756.6)	136.0	(7.7)%
General and administrative expenses as percentage of net revenue	3.0%	3.2%	(0.2) p.p.	—

Our general and administrative expenses decreased by US$136.0 million, or 7.7%, in the nine-month period ended September 30, 2023, as compared to the comparative period in 2022, primarily due to a decrease of US$129.4 million in salaries and benefits to US$872.3 million in the nine-month period ended September 30, 2023 from US$1,001.6 million in the comparative period in 2022, mainly due to the reduction in our provision for the payment of employee bonuses.

Net Finance Expense

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Net finance expense	(1,012.9)	(835.7)	(177.2)	21.2%
Gains from exchange rate variation	103.2	438.0	(334.8)	(76.4)%
Fair value adjustments on derivatives	(56.5)	(270.2)	213.7	(79.1)%
Interest expense	(1,246.5)	(978.9)	(267.6)	27.3%
Interest income	224.8	202.8	21.9	10.8%
Bank fees and others	(37.8)	(227.4)	189.6	(83.4)%

Our net finance expense increased by US$177.2 million, or 21.2%, in the nine-month period ended September 30, 2023, as compared to the comparative period in 2022, primarily due to:

●	Gains from exchange rate variation – Gains from exchange rate variation decreased by US$334.8 million, or 76.4%, in the nine-month period ended September 30, 2023, as compared to the comparative period in 2022, primarily as a result of the impact of the exchange rate variation on intercompany balances, which was a gain of US$27.8 million in the nine-month period ended September 30, 2023 compared to a gain of US$280.2 million in the comparative period in 2022. Since the first quarter of 2022, our loan structure was reviewed and our intercompany loans were converted into equity investments that in substance form part of the reporting entity’s net investment in a foreign operation, and for which foreign exchange gains and losses are recognized in other comprehensive income instead of profit or loss.

●	Interest Expense – Interest expense increased by US$267.6 million, or 27.3%, in the nine-month period ended September 30, 2023, as compared to the comparative period in 2022. Interest expenses from loans and financings increased by US$191.1 million during the nine-month period ended September 30, 2023, as compared to the comparative period in 2022, primarily due to an increase in total loans and financings and an increase in interest rates, as compared to the comparative period in 2022.

Partially offset by:

●	Fair value adjustments on derivatives – Loss from fair value adjustments on derivatives decreased by US$213.7 million to a loss of US$56.5 million in the nine-month period ended September 30, 2023 from a loss of US$270.2 million in the comparative period in 2022, substantially all of which was related to our practice of hedging our exposure of the devaluation of the Brazilian real against the U.S. dollar.

●	Bank fees and others – Bank fees and others decreased by US$189.6 million, or 83.4%, in the nine-month period ended September 30, 2023, as compared to the comparative period in 2022, once there was not a significant amount of expenses of redemption premiums during the nine-month period ended September 30, 2023 as compared to the expenses of redemption premiums in the amount of US$167 million recorded during the nine-month period ended September 30, 2022, incurred in connection with the redemption of JBS Lux’s 5.750% senior notes due 2028 and JBS Lux’s 6.750% senior notes due 2029 and JBS Lux’s Term Loan due 2026.

●	Interest Income – Interest income increased by US$21.9 million, or 10.8%, in the nine-month period ended September 30, 2023, as compared to the comparative period in 2022, due to US$42.5 million increase in interest income primarily from present value adjustments of our accounts receivables and US$28.9 million increase in interest income from short-term investments as a result of higher interest rates.

Current and Deferred Income Taxes

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Profit (loss) before taxes	(277.5)	3,486.3	(3,763.8)	n.m.
Nominal rate	34.00%	34.00%	—	—
Expected tax benefit (expense)	94.3	(1,185.4)	1,279.7	n.m.
Current income taxes	(136.7)	(954.5)	817.8	(94.5)%
Deferred income taxes	240.5	190.4	50.1	(8.0)%
Total income taxes	103.8	(764.1)	867.9	n.m.
Effective income tax rate	37.39%	(21.92)%	59.31 p.p.	—

n.m. = not meaningful.

The nominal tax rate for Brazilian income tax and social contribution is 34%. However, our effective tax rate may change in each period based on fluctuations in the taxable income generated by each of our foreign subsidiaries, different tax rates in countries where we operate and the tax credits generated by tax payments made by foreign subsidiaries, which can be used to offset taxes that would be paid in Brazil.

Therefore, the nature and timing of the permanent differences that arise during the period also affect our effective tax rate. These permanent differences generally refer to subsidies made for investments in Brazil and abroad, differences in tax rates on foreign subsidiaries, unrecognized deferred taxes in the current year, income from untaxed interest on foreign subsidiaries and the impact of taxation on companies with dual jurisdiction.

Effective income tax rate increased by 59.31 p.p. to 37.39% in the nine-month period ended September 30, 2023, compared to (21.92)% in the comparative period in 2022, primarily due to the impact of: (1) non-taxable tax benefits, which increased the effective income tax rate by 132.2% in the nine-month period ended September 30, 2023, compared to a 4.2% decrease in the comparative period in 2022; and (2) non-taxable interest - Foreign subsidiaries, which increased the effective income tax rate by 35.6% in the nine-month period ended September 30, 2023, compared to a decrease of 2.5% in the comparative period in 2022. These impacts were partially offset by: (1) profits taxed by-foreign jurisdictions, which decreased the effective income tax rate by 98.0% in the nine-month period ended September 30, 2023, compared to an increase of 4.5% in the comparative period in 2022; and (2) deferred income tax not recognized, which decreased the effective income tax rate by 66.5% in the nine-month period ended September 30, 2023, compared to a decrease of 0.1% in the comparative period in 2022.

Segment Results

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollars)

Net revenue
Brazil segment	8,132.2	8,699.0	(566.8)	(6.5)%
Seara segment	6,162.4	6,225.1	(62.7)	(1.0)%
Beef North America segment	17,030.1	16,615.4	414.7	2.5%
Pork USA segment	5,611.6	6,137.1	(525.5)	(8.6)%
Pilgrim’s Pride segment	12,823.4	13,331.0	(507.7)	(3.8)%
Australia segment	4,478.9	4,756.2	(277.3)	(5.8)%
Others segment	642.2	652.9	(10.7)	(1.6)%
Total reportable segments	54,880.8	56,416.8	(1,536.0)	(2.7)%
Eliminations (1)	(1,411.7)	(1,472.0)	60.3	(4.1)%
Total net revenue	53,469.0	54,944.7	(1,475.7)	(2.7)%
Adjusted EBITDA
Brazil segment	292.8	404.3	(111.5)	(27.6)%
Seara segment	229.2	762.8	(533.6)	(70.0)%
Beef North America segment	212.9	1,886.3	(1,673.4)	(88.7)%
Pork USA segment	331.8	564.1	(232.3)	(41.2)%
Pilgrim’s Pride segment	1,093.8	1,914.7	(820.9)	(42.9)%
Australia segment	276.3	323.8	(47.5)	(14.7)%
Others segment	(7.5)	(2.7)	4.8	176.6%
Total reportable segments	2,429.2	5,853.2	(3,424.0)	(58.5)%
Eliminations (1)	(1.8)	(1.6)	(0.2)	12.5%
Total Adjusted EBITDA	2,427.4	5,851.6	(3,424.2)	(58.5)%

(1)	Includes intercompany and intersegment transactions.

We measure our segment profitability using Adjusted EBITDA, which is calculated by making the following adjustments to net income, as further described below under “—Reconciliation of Adjusted EBITDA”: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with the U.S. Department of Justice and antitrust agreements; exclusion of donations and social programs expenses; exclusion of out of period tax credits impacts; exclusion of JBS fund for the Amazon; exclusion of J&F Leniency Refund; exclusion of impairment of assets; and exclusion of certain other income (expenses), net.

Brazil Segment

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	8,132.2	8,699.0	(566.8)	(6.5)%
Adjusted EBITDA	292.8	404.3	(111.5)	(27.6)%

Net Revenue. Changes in our Brazil segment net revenue were impacted by a 15.9% decrease in sales prices partially offset by an 11.2% increase in sales volumes, primarily due to the increase of 11.5% on in natura beef in the nine-month period ended September 30, 2023 when compared with the comparative period in 2022, mainly as a result of lower sales prices of in natura beef in both export and domestic markets.

Adjusted EBITDA. Adjusted EBITDA in our Brazil segment decreased by US$111.5 million, or 27.6%, to US$292.8 million in the nine-month period ended September 30, 2023 from US$404.3 million in the comparative period in 2022, primarily due to the decrease in our net revenue, as mentioned above.

Seara Segment

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	6,162.4	6,225.1	(62.7)	(1.0)%
Adjusted EBITDA	229.2	762.8	(533.7)	(70.0)%

Net Revenue. Changes in our Seara segment net revenue in the nine-month period ended September 30, 2023 when compared with the comparative period in 2022 were primarily impacted by a 6.1% decrease in sales price as a result of lower sales prices in exports, specially for in natura chicken, which was partially offset by a 5.4% increase in sales volumes in both export and domestic markets.

Adjusted EBITDA. Adjusted EBITDA in our Seara segment decreased by US$533.7 million, or 70.0%, to US$229.2 million in the nine-month period ended September 30, 2023 from US$762.8 million in the comparative period in 2022, primarily due to an increase in certain of our operating costs primarily (1) a 0.9% increase in raw material costs in Brazilian reais as a result of higher commodities prices; and (2) a 14.0% increase in labor costs, due to increase in salaries.

Beef North America Segment

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	17,030.1	16,615.4	414.7	2.5%
Adjusted EBITDA	212.9	1,886.3	(1,673.4)	(88.7)%

Net Revenue. Net revenues in our Beef North America segment totaled US$17,030.1 million for the nine-month period ended September 30, 2023 as compared to net revenues of US$16,615.4 million in the comparative period in 2022, an increase of US$414.7 million, or 2.5, primarily due to a 3.6 increase in average sales prices, which includes the impact of the Canadian dollar to U.S. dollar exchange rates, partially offset by an 1.1% decrease in volumes, primarily due to a 6.9% reduction on the export market.

Adjusted EBITDA. Adjusted EBITDA in our Beef North America segment decreased by US$1,673.4 million, or 88.7%, to US$212.9 million in the nine-month period ended September 30, 2023, from US$1,886.3 million in the comparative period in 2022 primarily due to an increase in certain of our operating costs, primarily because of a higher cost of goods sold, which increased 21.8% in livestock costs as a result of decreased cattle availability.

Pork USA Segment

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	5,611.6	6,137.1	(525.5)	(8.6)%
Adjusted EBITDA	331.8	564.1	(232.3)	(41.2)%

Net Revenue. Net revenues in our Pork USA segment totaled US$5,611.6 million for the nine-month period ended September 30, 2023 as compared to net revenues of US$6,137.1 million in the comparative period in 2022, a decrease of US$525.5 million, or 8.6%. The decrease in net sales was driven by a 11.3% decrease in average sales prices, partially offset by an 3.1% increase in volumes, primarily due to a 17.8% increase on the export market.

Adjusted EBITDA. Adjusted EBITDA in our Pork USA segment decreased by US$232.3 million, or 41.2%, to US$331.8 million in the nine-month period ended September 30, 2023 from US$564.1 million in the comparative period in 2022, primarily due to the decrease in our net revenue.

Pilgrim’s Pride Segment

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	12,823.4	13,331.0	(507.7)	(3.8)%
Adjusted EBITDA	1,093.8	1,914.7	(820.9)	(42.9)%

Net Revenue. Net revenues in our Pilgrim’s Pride segment totaled US$12,823.4 million for the nine-month period ended September 30, 2023 as compared to net revenues of US$13,331.0 million in the comparative period in 2022, a decrease of US$507.7 million, or 3.8%. The decrease was primarily due to a 4.3% decrease in average sales prices. The decrease in average sales prices includes the impact of the Euro, British pound and Mexican peso to U.S. dollar exchange rate.

Adjusted EBITDA. Adjusted EBITDA in our Pilgrim’s Pride segment decreased by US$820.9 million, or 42.9%, to US$1,093.8 million in the nine-month period ended September 30, 2023 from US$1,914.7 million in the comparative period in 2022, primarily due to: (1) the decrease in our net revenue; and (2) an increase in certain of our operating costs, primarily due to a 3.0% increase in input costs (input costs are chicken growing costs, i.e. feed, labor, contract growers fees, etc.).

Australia Segment

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	4,478.9	4,756.2	(277.3)	(5.8)%
Adjusted EBITDA	276.3	323.8	(47.5)	(14.7)%

Net Revenue. Net revenues in our Australia segment totaled US$4,478.9 million for the nine-month period ended September 30, 2023 as compared to net revenues of US$4,756.2 million in the comparative period in 2022, a decrease of US$277.3 million, or 5.8%. The decrease was primarily due to a 8.0% decrease in average sales prices partially offset by a 2.3% increase in volumes, primarily due to an increase of 9.5% on the export market. The impact of the Australian dollar to U.S. dollar exchange rates is included in the decrease in average sales prices.

Adjusted EBITDA. Adjusted EBITDA in our Australia segment decreased by US$47.5 million, or 14.7%, to US$276.3 million in the nine-month period ended September 30, 2023 from US$323.8 million in the comparative period in 2022, primarily due to the decrease in our net revenue.

Others Segment

	For the nine-month period ended September 30,		Change	% Change
	2023	2022
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	642.2	652.9	(10.7)	(1.6)%
Adjusted EBITDA	(7.5)	(2.7)	4.8	176.6%

Net Revenue. Our Others segment net revenue in the nine-month period ended September 30, 2023 decreased by 1.9% when compared with the comparative period in 2022.

Adjusted EBITDA. Adjusted EBITDA in our Others segment changed to a loss of US$7.5 million in the nine-month period ended September 30, 2023 from a loss of US$2.7 million in the comparative period in 2022.

Liquidity and Capital Resources

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

●	our ability to generate cash flows from operations;

●	the level of our outstanding indebtedness and the interest we are obligated to pay on our indebtedness, which affects our net financial results;

●	prevailing domestic and international interest rates, which affect our debt service requirements;

●	our ability to continue to borrow funds from financial institutions or to access the capital markets;

●	our working capital needs, based on our growth plans;

●	our capital expenditure requirements, which consist primarily of purchasing property, plant and equipment; and

●	strategic investments and acquisitions.

Our principal cash requirements consist of the following:

●	the purchase of raw materials, most of which represents the purchase of feed ingredients for the production of chicken and hogs and the purchase of livestock for our processing operations;

●	our working capital requirements;

●	the servicing of our indebtedness;

●	capital expenditures related mainly to our purchases of property, plant and equipment;

●	strategic investments, and acquisitions;

●	dividends and other distributions; and

●	taxes in connection with our operations.

Our main sources of liquidity consist of the following:

●	cash flows from operating activities; and

●	short-term and long-term borrowings.

We believe that our cash on hand, cash flow from operations and remaining availability under credit lines from commercial banks will be sufficient to meet our ongoing operating requirements, make scheduled principal and interest payments on our outstanding debt and fund our capital expenditures for the foreseeable future. Our ability to continue to generate sufficient cash, however, is subject to certain general economic, financial, industry, legislative, regulatory and other factors beyond our control. For more information, see “Risk Factors” in the Prospectus.

Cash Flows

The table below shows our cash flows from operating, investing and financing activities for the periods indicated:

	For the nine-month period ended September 30,
	2023	2022
	(in millions of U.S. dollars)

Net cash provided by operating activities	991.6	1,668.0
Net cash used in investing activities	(1,062.2)	(1,621.1)
Net cash provided by financing activities	2,895.2	(1,072.6)
Effect of exchange rate changes on cash and cash equivalents	(1.2)	(56.3)
Change in cash and cash equivalents, net	2,823.4	(1,082.0)
Cash and cash equivalents at the beginning of the period	2,526.4	4,164.3
Cash and cash equivalents at the end of the period	5,349.8	3,082.4

Operating Activities

Cash flow provided by (used in) operating activities may vary from time to time according to the fluctuation of sales revenues, cost of sales, operating expenses, changes in operating activities, interest paid and received and income tax paid.

Net cash provided by operating activities for the nine-month period ended September 30, 2023 was US$991.6 million, compared to net cash provided by operating activities of US$1,668,0 million for the comparative period in 2022. This decrease in net cash used in operating activities was primarily due to:

●	a decrease in net income adjusted for non-cash effects to US$2,553.1 million in the nine-month period ended September 30, 2023, compared to US$5,885.1 million in the comparative period in 2022;

This decrease in generation of cash was partially offset by:

●	an increase in trade accounts receivable to a cash provided of US$669.1 million in the nine-month period ended September 30, 2023, compared to a cash consumption of US$448.6 million in the comparative period in 2022;

●	a decrease in income taxed paid to US$23.8 million in the nine-month period ended September 30, 2023 compared to US$906.9 million paid in the comparative period in 2022; and

●	an increase in inventories to a cash provided of US$170.8 million in the nine-month period ended September 30, 2023, compared to a cash consumption of US$812.1 million in the comparative period in 2022.

Investing Activities

Cash flow used in investing activities is primarily related to: (1) our acquisition of subsidiaries minus net cash at the time of acquisition; (2) our acquisition of property, plant and equipment; (3) our acquisition of intangible assets; and (4) our receipt of payment from the sale of property, plant and equipment.

For the nine-month period ended September 30, 2023, net cash used in investing activities totaled US$1,062.2 million, of which US$1,100.2 million was cash used in purchases of property, plant and equipment, partially offset by US$18.8 million in cash provided by sales of property, plant and equipment.

For the nine-month period ended September 30, 2022, net cash used in investing activities totaled US$1,621.1 million, of which US$1,517.9 million was cash used in purchases of property, plant and equipment partially offset by US$24.9 million in cash provided by sales of property, plant and equipment.

Financing Activities

Cash flow provided by financing activities includes primarily proceeds from new loans and financings and derivatives settled in cash. Cash flow used in financing activities includes primarily principal payments on loans and financings, payments related to derivatives settled in cash, payments for purchase of treasury shares and payments of dividends.

For the nine-month period ended September 30, 2023, net cash provided by financing activities totaled US$2,895.2 million, of which US$8,096.2 million was cash proceeds from loans and financing; which was partially offset by US$4,406.5 million in cash used in payments of loans and financings and US$448.8 million in cash used in payments of dividends.

For the nine-month period ended September 30, 2022, net cash used in financing activities totaled US$1,072.6 million, of which US$7,601.6 million was cash proceeds from loans and financing; which was partially offset by US$7,031.9 million in cash used in payments of loans and financings and US$719.3 million in cash used to purchase of treasury shares.

Indebtedness and Financing Strategy

As of September 30, 2023, our total outstanding indebtedness was US$21,589.9 million, consisting of US$1,845.1 million of current loans and financings and US$19,744.9 million of non-current loans and financings, representing 64.0% of our total liabilities, which totaled US$33,748.0 million as of September 30, 2023.

As of December 31, 2022, our total outstanding indebtedness was US$17,700.1 million, consisting of US$1,577.0 million of current loans and financings and US$16,123.1 million of non-current loans and financings, representing 58.3% of our total liabilities, which totaled US$30,339.4 million as of December 31, 2022.

Our financing strategy has been and will be, over the next several years, to: (1) extend the average maturity of our outstanding indebtedness, including by refinancing short-term debt through longer-term borrowings and issuing longer-term debt securities, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility; and (2) reduce our financing costs by accessing lower-cost sources of finance, including through the capital markets and export finance.

Based on the profile of our indebtedness as of September 30, 2023 and our track record, we believe we will continue to be able to raise funds in U.S. dollars, euros and reais to meet our financial obligations. We further believe that our capital expenditures during recent years, in addition to capital expenditures that we intend to make in the near future, will allow us to increase our ability to generate cash, to strengthen our credit ratios and to enhance our capacity to meet our financial obligations.

We maintain lines of credit with various financial institutions to finance working capital requirements, and we believe we will continue to be able to obtain additional credit to finance our working capital needs based on our past track record and current market conditions.

Indebtedness Summary and Maturities

The table below sets forth our consolidated loans and financings as of September 30, 2023. A “foreign currency” instrument refers to an instrument whose currency is different from the functional currency of the borrower. A “local currency” instrument refers to an instrument whose currency is the same as the functional currency of the borrower.

Type	Average annual interest rate	Currency	Index	Maturity	As of September 30, 2023
					(in millions of U.S. dollars)
Foreign currency:
ACC – Advances on exchange contracts	7.28%	USD	SOFR	2023-24	955.8
Prepayment	6.68%	USD	SOFR	2023-27	686.0
FINIMP – Import Financing	6.29%	USD, EUR	Libor and Euribor	2023-25	50.0
White Stripe credit facility	8.46%	USD, CAD	—	2023	2.7
Working capital – Dollar	8.93%	USD	Libor	2030	3.0
CRA – Agribusiness Credit Receivable Certificates	3.98%	USD	—	2027	20.9
Scott credit facilities	2.20%	USD	—	2024	1.8
Total foreign currency					1,720.1

Local currency:
FINAME	5.83%	BRL	—	2023-25	0.7
FINEP	9.01%	BRL	—	2025	1.7
Prepayment	7.70%	GBP, USD	SOFR	2023	112.8
Notes 2.50% JBS USA 2027	2.50%	USD	—	2027	990.0
Notes 5.13% JBS USA 2028	5.13%	USD	—	2028	892.5
Notes 6.50% JBS USA 2029	6.50%	USD	—	2029	80.1
Notes 3.00% JBS USA 2029	3.00%	USD	—	2029	588.1
Notes 5.50% JBS USA 2030	5.50%	USD	—	2030	1,252.9
Notes 3.75% JBS USA 2031	3.75%	USD	—	2031	501.1
Notes 3.00% JBS USA 2032	3.00%	USD	—	2032	990.6
Notes 3.63% JBS USA 2032	3.63%	USD	—	2032	991.0
Notes 5.75% JBS USA 2033	5.75%	USD	—	2033	2,056.7
Notes 4.38% JBS USA 2052	4.38%	USD	—	2052	892.9
Notes 6.50% JBS USA 2052	6.50%	USD	—	2052	1,559.0
Notes 7.25% JBS USA 2053	7.25%	USD	—	2053	884.2
Notes 6.75% JBS USA 2034	6.75%	USD	—	2034	1,577.2
Notes 5.88% PPC 2027	5.88%	USD	—	2027	867.5
Notes 4.25% PPC 2031	4.25%	USD	—	2031	1,002.7
Notes 3.50% PPC 2032	3.50%	USD	—	2032	893.0
Notes 6.25% PPC 2033	6.25%	USD	—	2033	1,010.6
Working capital – Brazilian reais	18.91%	BRL	TJLP	2023	20.7
Working capital – Euros	4.26%	EUR	Euribor	2023	22.9
Credit note – export	14.95%	BRL	CDI	2023-28	512.5
CDC – Direct credit to consumers	16.17%	BRL	—	2023-28	29.4
Rural – Credit note – Pre-fixed	11.00%	BRL	—	2023	228.6
CRA – Agribusiness Credit Receivable Certificates	8.97%	BRL	CDI and IPCA	2024-37	1,772.7
Scott credit facilities	7.32%	AUD, EUR, USD	—	2023-24	7.4
Beardstown Pace credit facility	3.66%	USD	—	2035-50	73.5
JBS Australia Feedlot Agreement	2.76%	AUD	—	2023-24	33.0
Other	5.28%	Other	Other	2024-31	23.9
Total local currency					19,869.8
Total					21,589.9
Breakdown:
Current loans and financings					1,845.1
Non-current loans and financings					19,744.9
Total					21,589.9

*	Balances classified as current which have their maturities between October 1, 2023 and September 30, 2024.

The table below sets forth the payment schedule of our consolidated loans and financings in the total amount of US$21,589.9 million, as of September 30, 2023:

	As of September 30, 2023
	(in millions of U.S. dollars)	(%)

Total current	1,845.1	8.5%
2024	207.9	1.0%
2025	471.4	2.2%
2026	206.3	1.0%
2027	2,104.1	9.7%
2028	1,075.7	5.0%
After 2028	15,679.4	72.6%
Total non-current	19,744.9	91.5%
Total	21,589.9	100.00%

Certain of our indebtedness is secured or guaranteed by the following: (1) receivables and inventories; (2) letters of credit; (3) guarantees by parent companies or subsidiaries; and (4) mortgages and liens on real estate, equipment and other items.

For a description of certain material debt agreements of JBS S.A. and its subsidiaries, see “—Description of Material Indebtedness” below.

Capital Expenditures

We make capital expenditures primarily for acquisitions, strategic investments as well as equipment purchases and maintenance, expansions and modernization of our facilities including: (1) expansion and modernization of our Seara plants; (2) buildings and earthwork for our facilities in the United States; (3) investments in our new business (Novos Negócios) units and (4) the construction of a new Italian specialties and pepperoni plant in Columbia, South Carolina.

Our capital expenditures for the nine-month period ended September 30, 2023 totaled US$1,100.2 million in cash used in the purchase of property, plant and equipment, of which 49% were investments in facilities and 51% were investments in capacity expansion.

Description of Material Indebtedness

The following summarizes our material indebtedness.

Fixed-Rate Notes

We have the following series of material, fixed-rate debt securities in the international capital markets as of September 30, 2023.

Security	Outstanding Principal Amount	Final Maturity
	(in millions of U.S. dollars)

JBS USA 2.500% Notes due 2027 (1)	1,000.0	July 2027
JBS USA 5.125% Notes due 2028 (1)	900.0	February 2028
JBS USA 3.000% Notes due 2029 (1)	600.0	February 2029
JBS USA 5.500% Notes due 2030 (1)	1,250.0	January 2030
JBS USA 3.750% Notes due 2031 (1)	500.0	December 2031
JBS USA 3.625% Sustainability-Linked Notes due 2032 (1)	1,000.0	January 2032
JBS USA 3.000% Sustainability-Linked Notes due 2032 (1)	1,000.0	May 2032
JBS USA 5.750% Notes due 2033 (1)	2,050.0	April 2033
JBS USA 6.750% Notes due 2034 (2)	1,600.0	March 2034
JBS USA 4.375% Notes due 2052 (1)	900.0	February 2052
JBS USA 6.500% Notes due 2052 (1)	1,550.0	December 2052
JBS USA 7.250% Notes due 2053 (2)	900.0	November 2053
PPC 5.875% Notes due 2027 (3)(4)	850.0	September 2027
PPC 4.250% Sustainability-Linked Notes due 2031 (3)	1,000.0	April 2031
PPC 3.500% Notes due 2032 (3)	900.0	March 2032
PPC 6.250% Notes due 2033 (3)	1,000.0	July 2033

(1)	These notes were issued by JBS USA, JBS USA Food Company and JBS USA Finance, Inc. and are fully and unconditionally guaranteed by JBS S.A. and certain other direct and indirect parent companies of JBS USA.
(2)	These notes were issued by JBS USA, JBS USA Food Company and JBS Luxembourg S.à r.l. and are fully and unconditionally guaranteed by JBS S.A. and certain other direct and indirect parent companies of JBS USA.
(3)	These notes were issued by PPC and are guaranteed by Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, and JFC LLC.
(4)	The outstanding principal amount of these notes were redeemed on October 16, 2023.

On January 19, 2023, PPC launched registered exchange offers (the “PPC Exchange Offers”) of up to: (1) US$1.0 billion aggregate principal amount of its newly issued 4.250% Sustainability-Linked Notes due 2031 (the “PPC Registered 2031 Notes”) registered under the Securities Act, for an equal principal amount of its outstanding 4.250% Sustainability-Linked Notes due 2031 (the “PPC Existing 2031 Notes”); and (2) US$900.0 million aggregate principal amount of its newly issued 3.500% Notes due 2032 (the “PPC Registered 2032 Notes, and together with the PPC Registered 2031 Notes, the “PPC Registered Notes”) registered under the Securities Act, for an equal principal amount of its outstanding 3.500% Notes due 2032 (the “PPC Existing 2032 Notes,” and together with the PPC Existing 2031 Notes, the “PPC Existing Notes”). The terms of the PPC Registered Notes are identical in all material respects to the terms of the corresponding series of PPC Existing Notes, except that the PPC Registered Notes have been registered under the Securities Act. PPC received no proceeds from the PPC Exchange Offers. Each PPC Exchange Offer expired on February 15, 2023. PPC received tenders with respect to 99.8% of the aggregate principal amount of the PPC Existing 2031 Notes and 98.8% of the aggregate principal amount of the PPC Existing 2032 Notes. At settlement of the PPC Exchange Offers, which occurred on February 17, 2023, holders of PPC Existing Notes who validly tendered and did not validly withdraw such PPC Existing Notes prior to the expiration date received a like principal amount of PPC Registered Notes of the applicable series.

On July 24, 2023, JBS USA launched registered exchange offers (collectively, the “JBS USA Exchange Offers”) of up to:

(1) US$1,000,000 aggregate principal amount of their newly issued 2.500% Senior Notes due 2027 (the “Registered 2027 Notes”) registered under the Securities Act, for an equal principal amount of their outstanding 2.500% Senior Notes due 2027 (the “Existing 2027 Notes”);

(2) US$900,000,000 aggregate principal amount of their newly issued 5.125% Senior Notes due 2028 (the “Registered 2028 Notes”) registered under the Securities Act, for an equal principal amount of their outstanding 5.125% Senior Notes due 2028 (the “Existing 2028 Notes”);

(3) US$77,973,000 aggregate principal amount of their newly issued 6.500% Senior Notes due 2029 (the “Registered 6.500% 2029 Notes”) registered under the Securities Act, for an equal principal amount of their outstanding 6.500% Senior Notes due 2029 (the “Existing 6.500% 2029 Notes”);

(4) US$600,000,000 aggregate principal amount of their newly issued 3.000% Senior Notes due 2029 (the “Registered 3.000% 2029 Notes”) registered under the Securities Act, for an equal principal amount of their outstanding 3.000% Senior Notes due 2029 (the “Existing 3.000% 2029 Notes”);

(5) US$1,250,000,000 aggregate principal amount of their newly issued 5.500% Senior Notes due 2030 (the “Registered 2030 Notes”) registered under the Securities Act, for an equal principal amount of their outstanding 5.500% Senior Notes due 2030 (the “Existing 2030 Notes”);

(6) US$500,000,000 aggregate principal amount of their newly issued 3.750% Senior Notes due 2031 (the “Registered 2031 Notes”) registered under the Securities Act, for an equal principal amount of their outstanding 3.750% Senior Notes due 2031 (the “Existing 2031 Notes”);

(7) US$1,000,000,000 aggregate principal amount of their newly issued 3.000% Sustainability-Linked Senior Notes due 2032 (the “Registered 3.000% 2032 Notes”) registered under the Securities Act, for an equal principal amount of their outstanding 3.000% Sustainability-Linked Senior Notes due 2032 (the “Existing 3.000% 2032 Notes”);

(8) US$1,000,000 aggregate principal amount of their newly issued 3.625% Sustainability-Linked Senior Notes due 2032 (the “Registered 3.625% 2032 Notes”) registered under the Securities Act, for an equal principal amount of their outstanding 3.625% Sustainability-Linked Senior Notes due 2032 (the “Existing 3.625% 2032 Notes”);

(9) US$2,050,000,000 aggregate principal amount of their newly issued 5.750% Senior Notes due 2033 (the “Registered 2033 Notes”) registered under the Securities Act, for an equal principal amount of their outstanding 5.750% Senior Notes due 2033 (the “Existing 2033 Notes”);

(10) US$900,000,000 aggregate principal amount of their newly issued 4.375% Senior Notes due 2052 (the “Registered 4.375% 2052 Notes”) registered under the Securities Act, for an equal principal amount of their outstanding 4.375% Senior Notes due 2052 (the “Existing 4.375% 2052 Notes”); and

(11) US$1,550,000,000 aggregate principal amount of their newly issued 6.500% Senior Notes due 2052 (the “Registered 6.500% 2052 Notes” and collectively with the Registered 2027 Notes, the Registered 2028 Notes, the Registered 6.500% 2029 Notes, the Registered 3.000% 2029 Notes, the Registered 2030 Notes, the Registered 2031 Notes, the Registered 3.000% 2032 Notes, the Registered 3.625% 2032 Notes, the Registered 2033 Notes and the Registered 4.375% 2052 Notes, the “JBS USA Registered Notes” ) registered under the Securities Act, for an equal principal amount of their outstanding 6.500% Senior Notes due 2052 (the “Existing 6.500% 2052 Notes” and collectively with the Existing 2027 Notes, the Existing 2028 Notes, the Existing 6.500% 2029 Notes, the Existing 3.000% 2029 Notes, the Existing 2030 Notes, the Existing 2031 Notes, the Existing 3.000% 2032 Notes, the Existing 3.625% 2032 Notes, the Existing 2033 Notes and the Existing 4.375% 2052 Notes, the “JBS USA Existing Notes”).

Holders of JBS USA’s 6.750% Senior Notes due 2034 and JBS USA’s 7.250% Senior Notes due 2053 benefit from registration rights set forth in a registration rights agreement entered into by JBS USA on September 19, 2023, pursuant to which JBS USA agreed to use its commercially reasonable efforts to consummate an exchange offer within 365 days of entering into such registration rights agreement to allow holders of such series of notes to exchange their notes for the same principal amount of registered exchange notes.

On October 12, 2023, PPC issued US$500.0 million aggregate principal amount of its 6.875% senior notes due 2034 (the “PPC 2034 Notes”). The PPC 2034 Notes have been registered under the Securities Act, pursuant to a registration statement on Form S-3ASR previously filed with the SEC. PPC used the net proceeds from the offering of the PPC 2034 Notes, together with cash on hand, to repurchase all of its outstanding 5.875% Senior Notes due 2027.

Sustainability-Linked Bonds

As described above, we have issued three series of fixed-rate sustainability-linked debt securities in the international capital markets, as follows:

●	JBS USA’s 3.625% Sustainability-Linked Notes due January 2032 in an aggregate principal amount of US$923.0 million;

●	JBS USA’s 3.000% Sustainability-Linked Notes due May 2032 in an aggregate principal amount of US$1.0 billion; and

●	PPC’s 4.250% Sustainability-Linked Notes due April 2031 in an aggregate principal amount of US$1.0 billion.

As further described below, each series of sustainability-linked notes contains certain sustainability performance targets of JBS S.A., JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective notes. The applicable sustainability performance targets are specifically tailored to the business, operations and capabilities of JBS S.A., JBS USA and PPC and do not easily lend themselves to benchmarking against sustainability performance targets that may be used by other companies. In connection with these notes, none of JBS S.A., JBS USA or PPC has committed to (i) allocate the net proceeds specifically to projects or business activities meeting sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green instruments, social instruments or sustainability instruments or other financial instruments in any particular market.

Furthermore, as there is currently no generally accepted definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria a particular financial instrument must meet to qualify as, “green,” “social,” “sustainable” or “sustainability-linked” (and, in addition, the requirements of any such label may evolve from time to time), no assurance was or could be given to investors in these notes or to any other party by the issuers or the guarantors of the notes or any second party opinion providers or any qualified provider of third-party assurance or attestation services appointed by each company (an “external verifier”) that the notes will meet any or all investor expectations regarding the sustainability performance target qualifying as “green,” “social,” “sustainable” or “sustainability-linked,” or satisfy an investor’s requirements or any future legal, quasi-legal or other standards for investment in assets with sustainability characteristics, or that any adverse social and/or other impacts will not occur in connection with JBS S.A., JBS USA and/or PPC striving to achieve the sustainability performance target or the use of the net proceeds from the offering of notes.

In addition, no assurance or representation was given by the issuers and guarantors of the notes, any second party opinion providers or any external verifier as to the suitability or reliability for any purpose whatsoever of any opinion, report or certification of any third party in connection with the offering of the notes or the respective sustainability performance targets to fulfill any green, social, sustainability, sustainability-linked and/or other criteria. Any such opinion, report or certification is not, nor shall it be deemed to be, incorporated in and/or form part of this MD&A.

There can be no assurance of the extent to which JBS S.A., JBS USA and/or PPC will be successful in significantly decreasing their greenhouse gas emissions. Although a failure to achieve the applicable sustainability performance targets will give rise to an upward adjustment of the applicable interest rates, any such failure would not be an event of default under the notes, nor would such failure result in a requirement to redeem or repurchase such securities.

JBS USA’s 3.625% Sustainability-Linked Notes due January 2032

In June 2021, JBS S.A. adopted a Sustainability-Linked Bond Framework establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Global Greenhouse Gas Emissions Intensity (as defined below). JBS S.A.’s long-term goal is to reduce its Global Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, JBS S.A. established a sustainability performance target to reduce its Global Greenhouse Gas Emissions Intensity by 16.364% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The Sustainability-Linked Bond Framework is not included in this MD&A and is not incorporated into this MD&A by reference.

JBS S.A. defines “Global Greenhouse Gas Emissions Intensity” as MTCO2e divided by metric tonnes (“MTCO2e/MT”) produced. JBS S.A. defines “MTCO2e” as the sum of Scope 1 emissions (primarily from fuels combusted, dry-ice/gaseous CO2 used as a manufacturing aid, and wastewater treatment systems) and Scope 2 emissions (primarily from electricity purchased) during a given period from JBS S.A.’s global operations, measured in metric tonnes of carbon dioxide equivalent, and “tonnes produced” as the sum of fresh, frozen and value-added beef, chicken, pork and their respective rendered by-product parts and offal produced during a given period, measured in metric tonne increments. For the year ended December 31, 2019, JBS S.A.’s Global Greenhouse Gas Emissions Intensity was 0.2693 MTCO2e/MT produced (Scope 1 and 2), subject to third-party verification.

Under the terms of JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, if JBS S.A. does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to January 15, 2027, the interest rate payable on the notes will be increased by 25 basis points from and including January 15, 2027 to and including the maturity date of January 15, 2032.

JBS USA’s 3.000% Sustainability-Linked Notes due May 2032

In November 2021, JBS USA adopted a Sustainability-Linked Bond Framework establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Global Greenhouse Gas Emissions Intensity (as defined below). JBS USA’s long-term goal is to reduce its Global Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, JBS USA has established a sustainability performance target to reduce its Global Greenhouse Gas Emissions Intensity by 20.30% by December 31, 2026, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The Sustainability-Linked Bond Framework is not included in this MD&A and is not incorporated into this MD&A by reference.

JBS USA defines “Global Greenhouse Gas Emissions Intensity” as MTCO2e divided by metric tonnes (“MTCO2e/MT”) produced. JBS USA defines “MT of CO2e” as the sum of Scope 1 emissions (primarily from fuels combusted, dry-ice/gaseous CO2 used as a manufacturing aid, and wastewater treatment systems) and Scope 2 emissions (primarily from electricity purchased) during a given period from JBS USA’s global operations, measured in metric tonnes of carbon dioxide equivalent, and “tonnes produced” as the sum of fresh, frozen and value-added beef, chicken, pork and their respective rendered by-product parts and offal produced during a given period, measured in metric tonne increments. For the year ended December 31, 2019, JBS USA’s Global Greenhouse Gas Emissions Intensity was 0.23807 MTCO2e/MT produced (Scope 1 and 2), subject to third-party verification.

Under the terms of JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, if JBS USA does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier within six months after December 31, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including November 15, 2027 to and including the maturity date of May 15, 2032.

PPC’s 4.250% Sustainability-Linked Notes due April 2031

In March 2021, PPC adopted a Sustainability-Linked Bond Framework establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Greenhouse Gas Emissions Intensity (as defined below). PPC’s long-term goal is to reduce its Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, PPC has established a sustainability performance target to reduce its Greenhouse Gas Emissions Intensity by 17.679% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The Sustainability-Linked Bond Framework is not included in this MD&A and is not incorporated into this MD&A by reference.

PPC defines “Greenhouse Gas Emissions Intensity” as tCO2e divided by 100 lbs. (“tCO2e/100 lbs.”) produced. PPC defines “tCO2e” as the sum of Scope 1 emissions (from stationary and mobile sources) and Scope 2 emissions (from indirect emissions) during a given period from global operations, including, without limitation, the use of dry ice, measured in metric tons of carbon dioxide equivalent, and “lbs. produced” as the sum of fresh, frozen and value-added chicken, pork and their respective rendered by-product parts and offal produced during a given period, measured in 100 lb. increments. For the year ended December 31, 2019, PPC’s Greenhouse Gas Emissions Intensity was 0.00988 tCO2e/100 lbs. produced, subject to third-party verification.

Under the terms of PPC’s 4.250% Sustainability-Linked Notes due April 2031, if PPC does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to October 15, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including October 15, 2026 to and including the maturity date of April 15, 2031.

JBS S.A. Revolving Credit Facility

On August 5, 2022, JBS S.A. and its subsidiaries JBS Investments Luxembourg S.à r.l., Seara Meats B.V. and Seara Alimentos Ltda., as borrowers and guarantors, entered into a US$450.0 million revolving unsecured credit facility. Any borrowing made by a borrower will be guaranteed by the other three obligors. The capacity of the revolving credit facility can be increased to US$500.0 million with an accordion expansion feature, which is subject to obtaining lender commitments. The revolving credit facility initially matures in August 2025 and includes two one-year extensions that can be exercised at the borrowers’ option. Pursuant to the terms of the revolving credit facility, the interest rate under any borrowings will accrue at an adjusted secured overnight financing rate (“SOFR”), plus applicable margins that are based on the corporate rating of JBS S.A. There were no outstanding borrowings as of September 30, 2023.

JBS USA Senior Unsecured Revolving Facility

On November 1, 2022, JBS USA, JBS USA Food Company, JBS USA Finance, Inc., JBS Australia and JBS Canada, as borrowers, entered into an unsecured revolving credit facility (the “JBS USA Senior Unsecured Revolving Facility”), with Bank of Montreal, as administrative agent, and the lender parties thereto. The JBS USA Senior Unsecured Revolving Facility provides for a revolving credit commitment in an amount up to US$1,500.0 million with a maturity in 2027, with two one-year extension options at each lender’s discretion. The facility is available in two tranches of US$900.0 million and US$600.0 million and in multiple currencies, subject to sub-limits with respect to any amounts borrowed in currencies other than amounts borrowed in Dollars. These loans bear interest at the applicable benchmark rate or the prime rate plus applicable margins that are based on the corporate credit or family rating of JBS USA. As of September 30, 2023, the outstanding aggregate amount of loans outstanding under the JBS USA Senior Unsecured Revolving Facility was US$2,895.2 million.

Guarantees. Subject to the JBS USA Collateral Cure described below, borrowings are guaranteed by JBS S.A., certain other direct or indirect parent companies of JBS USA, each of the borrowers under the JBS USA Senior Unsecured Revolving Facility and any subsidiary of JBS USA that guarantees material indebtedness of any borrower or any subsidiary that is a guarantor. Following a JBS USA Collateral Cure (as described below), each wholly-owned subsidiary of each borrower is required to become a guarantor.

Covenants. The JBS USA Senior Unsecured Revolving Facility contains customary representations and warranties, covenants and events of default. In addition, the JBS USA Senior Unsecured Revolving Facility and subject to the JBS USA Collateral Cure described below, includes a financial maintenance covenant that requires compliance with a maximum total debt to capitalization of 55.0%, which shall be tested at the end of each fiscal quarter of the borrowers (the “JBS USA Financial Maintenance Covenant”).

Collateral Cure. After the end of any fiscal quarter, the borrowers may give notice that they will not be in compliance with the JBS USA Financial Maintenance Covenant and instead may elect to cause the borrowers, the guarantors and each subsidiary guarantor to provide security interests in the collateral that secured the prior secured revolving credit facility (the “JBS USA Collateral Cure”). From and after the date of the JBS USA Collateral Cure, the JBS USA Financial Maintenance Covenant will no longer be in effect and availability under the JBS USA Senior Unsecured Revolving Facility will be limited and subject to collateral coverage utilizing a 75% advance rate on U.S. receivables and a 50% advance rate on U.S. inventory, subject to certain exceptions.

PPC Credit Facility

On October 4, 2023, PPC and certain of PPC’s subsidiaries entered into a Revolving Syndicated Facility Agreement (the “PPC Revolving Credit Facility”) with CoBank, ACB as administrative agent and collateral agent, and the other lenders party thereto. The PPC Revolving Credit Facility replaced the Fifth Amended and Restated Credit Agreement, dated as of August 9, 2021 (as amended, modified, extended, restated, amended and restated, replaced, or supplemented prior to the date hereof, the “PPC Existing Credit Agreement”). The PPC Revolving Credit increased PPC’s availability under the revolving loan commitment from $800.0 million to $850.0 million, amended certain covenants, and extended the maturity date of PPC’s revolving loan commitments from August 9, 2026 to October 4, 2028. Outstanding borrowings under the PPC Revolving Credit bear interest at a per annum rate equal to either SOFR or the prime rate plus applicable margins based on PPC’s credit ratings.

Subject to the PPC Collateral Cure (as defined below), the PPC Revolving Credit Facility is not guaranteed by any of PPC’s subsidiaries and is unsecured. The PPC Revolving Credit will be used for general corporate purposes and replaces the PPC Existing Credit Agreement.

The PPC Revolving Credit contains customary representations and warranties, covenants and events of default. In addition, the PPC Revolving Credit Facility and subject to the PPC Collateral Cure, includes a financial maintenance covenant that requires PPC not to permit its interest coverage ratio to be less than 3.50:1.00, which shall be tested at the end of each fiscal quarter of PPC (the “PPC Financial Maintenance Covenant”).

After the end of any fiscal quarter, PPC may give notice that they will not be in compliance with the PPC Financial Maintenance Covenant and instead may elect to cause the borrowers and each subsidiary guarantor to provide security interests in the collateral that secured the PPC Existing Credit Agreement (the “PPC Collateral Cure”). From and after the date of the PPC Collateral Cure, the PPC Financial Maintenance Covenant will no longer be in effect and availability under the PPC Revolving Credit Facility will be limited and subject to certain terms and conditions.

JBS S.A. Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)

From October 2019 through October 2022, JBS S.A. issued several series of non-convertible unsecured debentures through private placements in Brazil, with maturities ranging from 2023 until 2037. These debentures are denominated in Brazilian reais and bear interest at various rates, with an annual average interest rate of 5.46% as of September 30, 2023. A larger part of these debentures have their principal amount adjusted according to the Brazilian inflation – IPCA (Índice Nacional de Preços ao Consumidor Amplo). These debentures underlie the securitization of agribusiness receivables in Brazil through the issuance of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”). The net proceeds from the issuances of these debentures have been used primarily to acquire cattle. As of September 30, 2023, the outstanding aggregate amount of the CRAs was US$1,793.5 million.

On October 4, 2023, our board of directors approved a new issuance of non-convertible unsecured debentures, in up to five series, for private placement in an aggregate principal amount of up to R$1,741.1 million, with maturities on five, seven, ten and 15 years. These debentures are part of a securitization of agribusiness receivables that will result in the issuance of CRAs. The net proceeds from the issuances of these debentures will be primarily used to acquire cattle.

Sustainability-Linked CRAs

In December 2021, JBS S.A. issued debentures underlying two series of sustainability-linked CRAs due 2031 and 2036, respectively, in the aggregate principal amount of R$1.1 billion (US$229.4 million). These debentures are denominated in Brazilian reais and accrue interest at rates of 5.8376% per annum and 6.1977% per annum, respectively.

These sustainability-linked CRAs and the underlying debentures contain a sustainability performance target (as further described below) that if unsatisfied will result in an increase in the interest rate payable on the CRAs and the underlying debentures. This sustainability performance target is specifically tailored to the business, operations and capabilities of JBS S.A. and does not easily lend itself to benchmarking against sustainability performance targets that may be used by other companies. In connection with these sustainability-linked CRAs and the underlying debentures, JBS S.A. has not committed to (i) allocate the net proceeds specifically to projects or business activities meeting sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green instruments, social instruments or sustainability instruments or other financial instruments in any particular market.

Furthermore, as there is currently no generally accepted definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria a particular financial instrument must meet to qualify as, “green,” “social,” “sustainable” or “sustainability-linked” (and, in addition, the requirements of any such label may evolve from time to time), no assurance was or could be given to investors in these sustainability-linked CRAs and debentures or to any other party by JBS S.A., the issuer of the CRAs or any second party opinion providers or any qualified provider of third-party assurance or attestation services appointed by JBS S.A. (an “external verifier”) that the sustainability-linked CRAs and debentures will meet any or all investor expectations regarding the sustainability performance target qualifying as “green,” “social,” “sustainable” or “sustainability-linked,” or satisfy an investor’s requirements or any future legal, quasi-legal or other standards for investment in assets with sustainability characteristics, or that any adverse social and/or other impacts will not occur in connection with JBS S.A. striving to achieve the sustainability performance target or the use of the net proceeds from the offering of the debentures or the CRAs.

In addition, no assurance or representation was given by JBS S.A., the issuer of the CRAs, any second party opinion providers or any external verifier as to the suitability or reliability for any purpose whatsoever of any opinion, report or certification of any third party in connection with the offering of the CRAs and the underlying debentures or the respective sustainability performance target to fulfill any green, social, sustainability, sustainability-linked and/or other criteria. Any such opinion, report or certification is not, nor shall it be deemed to be, incorporated in and/or form part of this MD&A.

There can be no assurance of the extent to which JBS S.A. will be successful in significantly decreasing its sustainability performance globally. Although a failure to achieve the sustainability performance target set forth in these sustainability-linked CRAs and debentures will give rise to an upward adjustment of the applicable interest rates. Specifically, if JBS S.A. does not satisfy the sustainability performance target and provide confirmation thereof by an external verifier by May 31, 2026, the interest rate payable on the CRAs and underlying debentures will be increased by 25 basis points from and including May 31, 2026 to and including the respective maturity dates. However, any such failure would not be an event of default under the CRAs or the underlying debentures, nor would such failure result in a requirement to redeem or repurchase such securities.

Sustainability Performance Target

In October 2021, JBS S.A. adopted a Sustainability-Linked Framework establishing its commitment to a deforestation-free supply chain in Brazil, ensuring all suppliers comply with its policy of zero tolerance for illegal deforestation and other socio-environmental criteria outlined in its Responsible Procurement Policy. As part of this goal, JBS S.A. established a sustainability performance target to have the number of heads of cattle related to the direct suppliers registered into its Transparent Livestock Platform (as further described below) by the end of 2025 equal 100% of the number of heads of cattle slaughtered by the JBS S.A. in Brazil in 2024. The Sustainability-Linked Framework is not included in this MD&A and is not incorporated into this MD&A by reference.

Since 2009, JBS S.A. has utilized a supplier monitoring system that uses satellite images and supplier farm geo-referencing data to try to ensure that the company only buys raw material from producers who fully meet the social and environmental criteria outlined in JBS S.A.’s Responsible Procurement Policy, including zero tolerance to illegal deforestation and invasion of protected areas such as indigenous lands or environmental conservation areas, not having areas embargoed by the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA) and not being on the Brazilian Ministry of Economy Forced Labor Blacklist. The monitoring system also blocks livestock purchases from farmers involved in rural violence or land conflicts. To achieve this, the system generates a daily analysis of an area of 710,000 km² (or 71 million hectares), evaluating more than 73,000 direct supplier farms, enabling JBS S.A. to identify supplier farms that do not adhere to its Responsible Procurement Policy. In cases of non-compliance, the properties have their commercial records automatically blocked in JBS S.A.’s digital system, preventing cattle purchase operations from being generated on these properties. By leveraging its monitoring system in this manner, JBS S.A. has blocked approximately 12,000 livestock supplying farms for non-compliance to date.

In April 2021, JBS S.A. took on a stronger commitment to sustainability in the Amazon biome, by launching its own, privately-funded blockchain platform, the Transparent Livestock Platform, which allows JBS S.A. to advance cattle traceability and monitor its entire cattle supply chain, including indirect suppliers. Direct cattle suppliers voluntarily provide information on their suppliers (that is, our indirect suppliers) through the Transparent Livestock Platform. This information is analyzed by third parties for compliance with which JBS S.A.’s Responsible Procurement Policy. The outcome of the analysis is sent directly to the JBS supplier, who is able to view socio-environmental compliance throughout their entire supply chain through an app developed by us. This enables them to develop plans to mitigate risks and implement initiatives to help them achieve compliance as necessary. It is our goal, through blockchain technology, to maintain the commitment to the security and confidentiality of third-party information throughout the process. To help JBS S.A. verify the reliability of information declared on the Transparent Livestock Platform, suppliers are required when registering to sign a Term of Use that provides for independent sample audits to verify transaction data for declared animals.

From January 1, 2026, it will be mandatory for all JBS S.A. direct cattle suppliers to join the Transparent Livestock Platform. Suppliers that fail to cooperate and comply will be blocked from selling to JBS S.A. A transparent roadmap with intermediate targets to benchmark progress from now until 2025 has also been developed. This includes annual targets based on the total slaughter of the previous year and expressed in number of head of cattle for each period, to ensure incremental progress. As of December 2021, the number of animals registered on the Transparent Livestock Platform accounted for 14.6% of total processed animals in 2020. This information has been published in JBS S.A.’s 2021 sustainability report, which is available on JBS S.A.’s website. This report is not included in this MD&A and is not incorporated into this MD&A by reference.

JBS S.A.’s management continuously monitors progress in relation to its annual targets. In addition, it is expected that annual targets will be verified annually by a third party, beginning in 2026 with respect to the 2025 target. JBS S.A. is making progress in relation to its annual goals, and numerous actions have been undertaken to engage suppliers in the meantime.

Other Debt

For more information about our consolidated indebtedness, including our other, lower value debt instruments and facilities, see “—Contractual Obligations” below, note 15 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 16 to JBS S.A.’s audited financial statements included in the Prospectus.

Contractual Obligations

The following table summarizes our significant loans and financings, including estimated interest thereon, payables related to purchases of assets, finance lease obligations, operating lease obligations and other purchase obligations as of the dates indicated that have an impact on our liquidity.

	As of September 30, 2023
Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Trade accounts payable and supply chain finance	5,739.9	—	—	—	5,739.9
Loans and financing (1)	1,845.1	679.4	2,310.4	16,755.1	21,589.9
Estimated interest on loans and financings (2)	1,368.0	2,008.2	1,803.9	6,395.9	11,576.0
Derivatives liabilities (assets)	203.6	—	—	—	203.6
Other financial liabilities	519.1	18.4	20.2	66.8	624.6
Payment of leases	17.9	503.2	341.6	994.1	1,856.7

(1)	Includes accrued and unpaid interest as of September 30, 2023.
(2)	Includes interest on all outstanding debt. Payments are estimated for variable rate and variable term debt based on effective interest rates as of September 30, 2023, and expected payment dates.

We also have future commitments for purchase of grains and cattle whose balances as of September 30, 2023 and December 31, 2022 were US$32.3 billion and US$32.9 billion, respectively.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks arising from our normal business activities. These market risks, which are beyond our control, primarily involve the possibility that changes in interest rates, inflation, exchange rates and commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.

Our risk management strategy is designed to mitigate the financial impact derived from our exposure to market risks, and accordingly, we have used and may continue to use interest rate, exchange rates and commodity derivative instruments, cash and receivables to mitigate these market risks. Our hedging activities are governed by a financial risk management department, which follows corporate governance standards and guidelines for our company that are established by our risk management committee and approved by our board of directors.

For more information about our risk management, see note 25 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 28 to JBS S.A.’s audited financial statements included in the Prospectus.

Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

●	global economic conditions;

●	Brazilian economic environment;

●	effect of level of indebtedness and interest rates;

●	effect of the levels of sales of fresh and processed products in the domestic market on our results of operations;

●	effect of the levels of exports of fresh and processed products on our results of operations;

●	fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues;

●	effects of fluctuations in export prices of fresh and processed products on operating revenues;

●	effects of the variation of prices for the purchase of raw materials on our costs of goods sold; and

●	effects of fluctuations in currency exchange rates.

For more information, see “—Principal Factors Affecting Our Results of Operations” above.

Critical Accounting Estimates

The presentation of our financial condition and results of operation in accordance with IFRS, as issued by the IASB and the disclosures related to judgements and estimates can be found in note 2.6 to JBS S.A.’s audited financial statements included in the Prospectus.

Recent Accounting Pronouncements

Certain new and amended accounting standards and interpretations have been adopted by JBS S.A. and are described in note 2.1 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 2.5 to JBS S.A.’s audited financial statements included in the Prospectus.

Reconciliation of Adjusted EBITDA

We have disclosed Adjusted EBITDA in this MD&A, which is a non-GAAP financial measure. Adjusted EBITDA is used as a measure of our segments performance by our management and should not be considered as a measure of financial performance in accordance with IFRS. You should rely on non-GAAP financial measures in a supplemental manner only in making your investment decision. There is no standard definition of non-GAAP financial measures, and JBS S.A.’s definitions may not be comparable to those used by other companies.

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with the U.S. Department of Justice and antitrust agreements; exclusion of donations and social programs expenses; exclusion of out of period tax credits impacts; exclusion of JBS fund for the Amazon; exclusion of J&F Leniency Refund; exclusion of impairment of assets; and exclusion of certain other income (expenses), net.

The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the following:

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

●	Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

●	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay taxes;

●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

●	Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

●	Adjusted EBITDA includes adjustments that represent cash expenses or that represent non-cash charges that may relate to future cash expenses, and some of these expenses are of a type that are expected to be incurred in the future, although the amount of any such future charge cannot be predicted.

Adjusted EBITDA is reconciled to net income (loss) as follows:

	For the nine-month period ended September 30,		For the year ended December 31,
	2023	2022	2022	2021	2020
	(in millions of US$)

Net income (loss)	(173.7)	2,722.2	3,143.5	3,818.6	635.7
Income tax and social contribution taxes – current and deferred	(103.8)	764.1	409.9	1,244.1	634.7
Net finance expense	1,012.9	835.7	1,241.6	938.5	2,623.9
Depreciation and amortization	1,571.8	1,408.5	1,907.9	1,673.2	1,519.3
Share of profit of equity-accounted investees, net of tax	(9.8)	(10.0)	(11.8)	(17.2)	(10.4)
DOJ and antitrust agreements (a)	42.2	96.7	101.5	792.7	238.2
Donations and social programs expenses (b)	11.1	21.5	22.9	18.3	58.7
Impairment of assets (c)	20.8	17.4	—	—	—
Out of period tax credits impacts (d)	—	—	—	(18.8)	(78.0)
JBS Fund For The Amazon (e)	—	—	1.1	9.0	—
J&F Leniency expenses refund (f)	—	—	(93.8)	—	—
Restructuring (g)	39.6	—	—	—	—
Other operating income (expense), net (h)	16.3	(4.5)	(0.9)	28.0	14.7
Adjusted EBITDA	2,427.4	5,851.6	6,722.0	8,486.4	5,636.6

Adjusted EBITDA by segment:
Brazil	292.8	404.3	468.9	431.9	577.4
Seara	229.2	762.8	896.7	714.7	822.0
Beef North America	212.9	1,886.3	2,081.7	4,511.9	2,161.4
Pork USA	331.8	564.1	756.3	786.0	641.6
Pilgrim’s Pride	1,093.8	1,914.7	2,084.6	1,691.7	1,149.2
Australia	276.3	323.8	443.9	327.6	275.4
Others	(7.5)	(2.7)	(7.9)	24.7	11.8
Total reportable segments	2,429.2	5,853.2	6,724.2	8,488.5	5,638.7
Eliminations (i)	(1.8)	(1.6)	(2.2)	(2.0)	(2.1)
Adjusted EBITDA	2,427.4	5,851.6	6,722.0	8,486.4	5,636.6

(a)	DOJ and antitrust agreements includes antitrust legal settlements entered into by JBS USA and its subsidiaries and other professional fees (see “Information about JBS S.A.—Legal Proceedings—United States” in the Prospectus).
(b)	Donations and social programs include “Fazer o Bem Faz Bem Social Program,” a program pursuant to which JBS S.A. makes donations to social projects to support the communities where it is present in Brazil.
(c)	Refers to the impairment of assets related to Planterra’s plant closure in 2023.
(d)	Out of period tax credits refer to the recognition of PIS/COFINS tax credits in the ICMS (Brazilian value-added tax on sales and services) tax base.
(e)	The JBS Fund for The Amazon is a fund established by JBS S.A. to finance and support innovative, long-term initiatives that build on JBS S.A.’s legacy of conservation and sustainable development in the Amazon Biome.
(f)	J&F Leniency expenses refund refers to the amount that J&F agreed to pay to JBS in connection with the settlement agreement between the parties to Arbitration Proceeding No. 186/21. For more information, see “Information about JBS S.A.—Legal Proceedings—Brazil—Corporate Lawsuits—Arbitration Proceedings” in the Prospectus.
(g)	Refers to the project implementation of multiple restructuring initiatives in the indirect subsidiary Pilgrim’s Pride Corporation (PPC).
(h)	Refers to several adjustments such as third-party advisory expenses related to restructuring projects and acquisitions, marketing of social programs and insurance recovery, among others.
(i)	Includes intercompany and intersegment transactions.

Supplemental Financial and Non-Financial Information about the Obligors of the JBS USA Registered Notes

Reference is made to the following 11 series of notes (collectively, the “JBS USA Registered Notes”) issued by JBS USA, JBS USA Food Company and JBS USA Finance, Inc. (collectively, the “Co-Issuers”): (1) 2.500% Senior Notes due 2027; (2) 5.125% Senior Notes due 2028; (3) 6.500% Senior Notes due 2029; (4) 3.000% Senior Notes due 2029; (5) 5.500% Senior Notes due 2030; (6) 3.750% Senior Notes due 2031; (7) 3.000% Sustainability-Linked Senior Notes due 2032; (8) 3.625% Sustainability-Linked Senior Notes due 2032; (9) 5.750% Senior Notes due 2033; (10) 4.375% Senior Notes due 2052; and (11) 6.500% Senior Notes due 2052. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by JBS S.A., JBS Global Luxembourg S.à r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l. and JBS Global Meat Holdings Pty. Limited (collectively, the “Parent Guarantors”). Each guarantee (collectively, the “Guarantees”) constitutes a separate security offered by the Parent Guarantors.

In addition, holders of JBS USA’s 6.750% Senior Notes due 2034 and JBS USA’s 7.250% Senior Notes due 2053, issued by JBS USA, JBS USA Food Company and JBS Luxembourg S.à r.l. (together with the Co-Issuers, the “Obligors”) benefit from registration rights set forth in registration rights agreements entered into by JBS USA on September 19, 2023, pursuant to which JBS USA agreed to use its commercially reasonable efforts to consummate an exchange offer within 365 days of entering into such registration rights agreement to allow holders of such series of notes to exchange their notes for the same principal amount of registered exchange notes. These notes are also guaranteed on a senior unsecured basis by the Parent Guarantors.

JBS S.A indirectly owns 100% of each of the Obligors (other than JBS Global Luxembourg S.à r.l., of which it directly owns 100%). JBS Global Luxembourg S.à r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l., JBS Global Meat Holdings Pty. Limited, JBS USA, JBS Luxembourg S.à r.l. and JBS USA Food Company are holding subsidiaries of JBS S.A. with no operations of their own or assets (other than the equity interests of their respective direct subsidiaries) and through which JBS S.A. holds all of its operating subsidiaries. JBS USA Finance, Inc. is a special purpose finance subsidiary of JBS USA with no subsidiaries and no assets or operations other than those incidental to maintaining its corporate existence. Therefore, other than JBS S.A., the Obligors’ ability to service their debt obligations, including the JBS USA Registered Notes and the Guarantees, as the case may be, is dependent upon the earnings of their respective subsidiaries and such subsidiaries’ ability to distribute those earnings as dividends, loans or other payments to such Obligors. Under the terms of the indentures pursuant to which the JBS USA Registered Notes were issued, principal, accrued and unpaid interest and certain other obligations due under the JBS USA Registered Notes in accordance with each such indenture. For more information about the terms and conditions of the JBS USA Registered Notes and the Guarantees, see “Description of the New Notes” in the Prospectus. The JBS USA Registered Notes and Guarantees thereof are senior unsecured obligations and effectively subordinated to the Obligors’ secured obligations to the extent of the value of the assets securing such obligations. The JBS USA Registered Notes and Guarantees are structurally subordinated to all existing and future debt and other liabilities, including trade payables, of each Obligor’s non-guarantor subsidiaries. Moreover, under the laws of the jurisdictions of organization of the Obligors, obligations under the JBS USA Registered Notes and the Guarantees are subordinated to certain statutory preferences. In the event of any liquidation, bankruptcy, or judicial reorganization of such entities, such statutory preferences, including motions for restitution, post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference and priority over any other claims, including any claims in respect of the Obligors under the JBS USA Registered Notes and the Guarantees. For more information about these and other the factors that may affect payments to holders of the JBS USA Registered Notes and the Guarantees, see “Risks Relating to Our Debt and the Notes and the Guarantees” in the Prospectus.

If certain conditions are met, the Parent Guarantors will be released from their Guarantees of the JBS USA Registered Notes. See “Description of the New Notes—Release of Guarantees of Parent Guarantors and Fall-Away of Covenants of Parent” in the Prospectus. Moreover, JBS USA may be substituted for a direct or indirect parent of JBS USA or any subsidiary of JBS USA that owns, or after the substitution, will own, a majority of the assets of the JBS USA for purposes of the indentures, as described under “Description of the New Notes—Substitution of the Company” in the Prospectus. Alternatively, if certain conditions are met, JBS USA Food Company may be released as an issuer of the JBS USA Registered Notes for purposes of the indentures, as described under “Description of the New Notes—Release of JBS USA Food as an Issuer” in the Prospectus. As a consequence of any release of any Guarantees of the JBS USA Registered Notes, the substitution of JBS USA as an issuer and/or the release of JBS USA Food Company as an issuer of the JBS USA Registered Notes, the obligor or obligors, assets and revenues available for repayment of the JBS USA Registered Notes may be significantly different from the obligors, assets and revenues at the time of a holder’s investment in the JBS USA Registered Notes. For more information, see “Risk Factors— Risks Relating to Our Debt and the Notes and the Guarantees—The Indentures provides for the release of the Guarantees of the New Notes, our ability to substitute JBS USA Lux S.A. as an issuer, and our ability to release JBS USA Food Company as an issuer of the New Notes” in the Prospectus.

Pursuant to Rule 3-10 of Regulation S-X subsidiary issuers and guarantors of obligations guaranteed by the parent (in this case, JBS S.A.) are not required to provide separate financial statements, provided that the subsidiary obligor is consolidated into the parent company’s consolidated financial statements, the parent guarantee is “full and unconditional” and, subject to certain exceptions as set forth below, the alternative disclosure required by Rule 13-01 of Regulation S-X is provided, which includes narrative disclosure and summarized financial information. Accordingly, separate consolidated financial statements of each Obligor (other than JBS S.A.) have not been presented.

Furthermore, as permitted under Rule 13-01(a)(4)(vi) of Regulation S-X, except as described below, we have excluded the summarized financial information for the Obligors (other than JBS S.A.) because, except for JBS S.A., the combined Obligors, excluding investments in subsidiaries that are not issuers or guarantors, have no material assets, liabilities or results of operations, and management believes such summarized financial information would not provide incremental value to investors.

Summarized financial information is presented below for JBS S.A., as parent company and the only Obligor with material operations, on a stand-alone basis and does not include investments in and equity in the earnings of non-obligor subsidiaries. Transactions with and balances to/from non-obligor subsidiaries and related parties have been presented separately.

The following summarized financial information sets forth JBS S.A.’s summarized statement of financial position data as of September 30, 2023 and December 31, 2022 and summarized statement of income data for the nine-month period ended September 30, 2023 and the year ended December 31, 2022.

	As of and for the nine-month period ended September 30, 2023	As of and for the year ended December 31, 2022
	(in millions of US$)
Statement of financial position data:
Current assets:
Due from non-obligor subsidiaries and related parties	132.6	227.5
Other current assets	4,262.7	2,237.5
Total current assets	4,395.3	2,465.0
Non-current assets:
Due from non-obligor subsidiaries and related parties	197.0	211.4
Other non-current assets	5,905.7	5,373.0
Total non-current assets	6,102.7	5,584.0
Current liabilities:
Due to non-obligor subsidiaries and related parties	113.3	66.4
Other current liabilities	2,853.9	2,461.0
Total current liabilities	2,967.2	2,527.4
Non-current liabilities:
Due to non-obligor subsidiaries and related parties	3,159.0	4,229.2
Other non-current liabilities	3,984.0	3,146.7
Total non-current liabilities	7,143.0	7,376.0

Statement of income data (1):
Net revenue	7,535.8	10,637.5
Gross profit	1,111.3	1,628.2
Net income (loss) attributable to Company shareholders		29.4
Net income (loss)	-339.2	29.4

(1)	For the nine-month period ended September 30, 2023, net revenue, gross profit and net income (loss) includes US$961,4 million, US$106,8 million and US$69,7 million, respectively, of intercompany transactions with non-obligor subsidiaries and related parties. For the year ended December 31, 2022, net revenue, gross profit and net income (loss) includes US$1,422.4 million, US$160.8 million and US$106.1 million, respectively, of intercompany transactions with non-obligor subsidiaries and related parties.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A includes statements reflecting assumptions, expectations, intentions or beliefs about future events that are intended as “forward-looking statements.” All statements included in this MD&A, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “plan,” “may,” “will,” “should,” “could,” “expect” and other words of similar meaning. In particular, these include, but are not limited to, statements of our current views and estimates of future economic circumstances, industry conditions in domestic and international markets and our performance and financial results.

Among the factors that may cause actual results and events to differ from the anticipated results and expectations expressed in such forward-looking statements are the following:

●	the risk of outbreak of animal diseases, more stringent trade barriers in key export markets and increased regulation of food safety and security;

●	product contamination or recall concerns;

●	fluctuations in the prices of live cattle, hogs, chicken, corn and soymeal;

●	fluctuations in the selling prices of beef, pork and chicken products;

●	developments in, or changes to, the laws, regulations and governmental policies governing our business and products or failure to comply with them, including environmental and sanitary liabilities;

●	currency exchange rate fluctuations, trade barriers, exchange controls, political risk and other risks associated with export and foreign operations;

●	changes in international trade regulations;

●	our strategic direction and future operation;

●	deterioration of economic conditions globally and more specifically in the principal markets in which we operate;

●	our ability to implement our business plan, including our ability to arrange financing when required and on reasonable terms and the implementation of our financing strategy and capital expenditure plan;

●	the successful integration or implementation of mergers and acquisitions, joint ventures, strategic alliances or divestiture plans;

●	the competitive nature of the industry in which we operate and the consolidation of our customers;

●	customer demands and preferences;

●	our level of indebtedness;

●	adverse weather conditions in our areas of operations;

●	continued access to a stable workforce and favorable labor relations with employees;

●	our dependence on key members of our management;

●	the interests of our ultimate controlling shareholders;

●	reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and the outcome of these actions;

●	economic instability in Brazil and a resulting reduction in market confidence in the Brazilian economy;

●	political crises in Brazil;

●	the declaration or payment of dividends or interest attributable to shareholders’ equity;

●	the ongoing war between Russia and Ukraine and Israel and Hamas, including higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains as a result of disruptions caused by these conflicts;

●	unfavorable outcomes in legal and regulatory proceedings and government investigations that we are, or may become, a party to;

●	the risk factors discussed under the heading “Risk Factors” in the Prospectus;

●	other factors or trends affecting our financial condition, liquidity or results of operations; and

●	other statements contained in this MD&A regarding matters that are not historical facts.

In addition, there may be other factors and uncertainties, many of which are beyond our control, that could cause our actual results and events to be materially different from the results referenced in the forward-looking statements. Many of these factors will be important in determining our actual future results. Consequently, any or all of our forward-looking statements may turn out to be inaccurate.

We caution investors not to place undue reliance on any forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements contained in this MD&A are qualified in their entirety by this cautionary statement.